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                                                      KattenMuchinRosenman LLP


                                                      575 Madison Avenue
                                                      New York, NY 10022-2585
                                                      212.940.8800 tel
                                                      212.940.8776 fax

                                                      PAUL J. POLLOCK
                                                      paul.pollock@kattenlaw.com
                                                      212.940.8555 direct
                                                      212.894.5511 fax


September 15, 2005

Via Edgar Transmission

Mr. Daniel F. Duchovny, Esq.
Attorney-Advisor
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: News Communications, Inc.
    Preliminary Schedule 14C filed July 13, 2005
    File No. 000-18299

    Schedule 13E-3 filed July 13, 2005
    File No. 005-41485

Dear Mr. Duchovny:

Set forth below is the response on behalf of News Communications, Inc. (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter, dated August 12, 2005 (the "Comment Letter"), concerning the Preliminary Schedule 14C and
Schedule 13E-3 filed on July 13, 2005. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words "we", "us" and "our" refer to the Company. Also attached are the revised filings on Schedule 13E-3 and Schedule 14C . Each page is marked to show the changes from the documents filed on July 13, 2005.

Schedule 13E-3

Item 3. Identity and Background of the Filing Person

1. Please ensure that the information disclosed in this section regarding your officers and directors is included in the information delivered to security holders.

         Alternatively, address why you do not believe that such information is required to be delivered.

         We have revised the disclosure in the Preliminary Information Statement to include the information requested by Item 3.


 NEW YORK    CHARLOTTE   CHICAGO   IRVING   LOS ANGELES   PALO ALTO   WASHINGTON, DC   WWW.KATTENLAW.COM

              A law partnership including professional corporations







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September 15, 2005
Page 2


Item 13. Financial Information

2. Please revise to clarify that you are incorporating by reference the financial information required by Item 1010(a) of Regulation M-A. We note the disclosure under "Documents Incorporate by Reference" on page 24 of the information statement. The information currently reference appears to be provided pursuant to Item 1010(c) and Instruction 1 to
         Item 13 of Schedule 13E-3. Please revise accordingly. Further, tell us why you believe the pro forma information requirement of Item 1010(b) of Regulation M-A is not applicable.

         We have revised the disclosure to clarify that we are incorporating by reference the financial information required by Item 1010(a).

         We do not believe that pro forma financial information should be presented because the changes resulting from the reverse stock split will be immaterial. The financial condition and operations of the Company will not be impacted by the transaction. The net impact of the reverse stock split will be to decrease the number of outstanding shares by approximately .1% (based on the ratio of outstanding to authorized shares both pre and post split), which will not result in a material change to the line items for earning (loss) per common share and weighted number of common shares outstanding other than the proportionate change resulting from the reverse stock split.

Preliminary Information Statement

Summary, page 1

3. Expand the discussion of the fairness of the transaction to address the fairness from a procedural view as well. We note that the fairness determination required by Item 1014 of Regulation M-A contemplates that the determination address both substantive and procedural fairness.

         We have revised the disclosure as requested.

Financial Information, page 3

4. Please provide the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A.

         We have added the required disclosure.

Special Factors








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5.       The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the information statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise the information statement to include this information in a "Special Factors" section in the beginning of the document.

         We have revised the disclosure as requested.

Background, page 9

6. Expand the first paragraph of this section to more specifically describe the company's initial decision to explore going private. The board meeting on January 12, 2005 appears to have been the first time the board considered this course of action. Expand to briefly summarize the discussion held and the reason this was discussed at that meeting.

         We have revised the disclosure as requested.

7. Please expand your disclosure of the events that took place between January 12 and May 4, 2005. Please include additional detail regarding the meetings that took place between your management and board of directors and any meetings with advisors. We note that the company issued notes and shares during this time. Did this action have any impact on the company's consideration of the going private transaction?

         We have revised the disclosure as requested. The sale of the securities occurred in our normal course of business and was undertaken to raise funds for working capital purposes. These sales did not impact on the Company's consideration of the proposed reverse stock split and going private transaction.

8. We note that at a May 4, 2005 meeting with your legal counsel, that counsel presented the "mechanics of the transaction." Please disclose when you determined that a reverse stock split was the type of transaction you would effect to reduce the number of security holders.

         We have revised the disclosure as requested.







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9.       At that same meeting, it appears that you appointed Mr. Mendelsohn as a special independent committee. If this is the case, please describe his duties, the extent of his authority to explore alternative transactions and whether he had the authority to hire his own advisors.
         Additionally, clarify the reference to the purchase price paid on prior transactions in the penultimate sentence of this third paragraph. Are you referring to prior transactions that you engaged in or to comparable third-party transactions in your industry?

         At the May 4, 2005 meeting of the board of directors, the board determined that a special committee was not warranted. The board anticipated that the number of fractional shares resulting from the reverse stock split, and the corresponding cost to us, would be relatively minimal (in fact, it will be approximately $55,000, plus expenses). Given the potential cost of financial advisory firms and fairness opinions, the Board determined that it would be against prudent business judgment and the stated goal of preserving limited corporate resources to incur any significant cost associated with retaining a financial adviser where such cost could not be justified by the minimum value of the service. Based on these concerns, Mr. Mendelsohn agreed to review the terms of a proposed transaction and make recommendations to the board regarding an appropriate reverse stock split ratio and a fair price to be paid to holders of fractional interest. Accordingly, the board entrusted Mr. Mendelsohn to make recommendations to the board.

         We have revised the disclosure to clarify that references to purchase price are limited to those transactions in which the Company sold equity securities to purchasers.

Alternatives Considered, page 10

10. We note that Nevada law does not provide dissenters' rights in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private transaction. That is, how did the board consider the lack of appraisal rights in choosing the method by which to take the company private? Would appraisal rights have been available had you chosen a different means?

         The board determined to approve and proceed with a reverse stock split following an analysis of the cost and certainty of the transaction in order to achieve a significant reduction in the number of stockholders of record. The board did not consider the lack of appraisal rights in choosing a reverse stock split as the type of transaction that could best achieve our goals. Furthermore, none of the alternative transactions considered would necessarily have provided for appraisal rights.

Reasons for the Structure and Timing of the Transaction, page 11







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11.      It appears that the factors cited in support for the timing of the reverse stock split have been present for some time. Thus, please discuss why you chose to engage in a going private transaction at this time as opposed to any other time in the company's public company history. Refer to Item 1013(c) of Regulation M-A.

         We have revised the disclosure as requested.

Going Private Transaction; Effects, page 11

12. The disclosure here is incomplete because it fails to discuss the effects, both positive and negative, of the reverse stock split on security holders. Please revise to address.

         We have revised the disclosure as requested.

13. We note your reference to possible trading of your shares in the pink sheets. Please describe the nature of this service, and the eligibility and disclosure requirements with respect to your shares.

         We have revised the disclosure as requested.

14. Please explain whether you considered using an alternative ratio that would have enabled some unaffiliated security holders to retain an ownership interest in your company while still sufficiently reducing the total number of security holders so that you may seek to terminate your Exchange Act reporting obligations. See Item 1013(c) of Regulation M-A.

         We have revised the disclosure as requested.

15. Disclose any disadvantages of going private considered by the board. If the board did not consider any disadvantages, please state so.

         We have revised the disclosure as requested.

Fairness of the stock splits, Page 16







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16.      Expand to clarify that the fairness determination addresses the fairness of the transaction to unaffiliated security holders who will be cashed out and unaffiliated security holders who will continue to hold shares. We note the "Summary" appears to address the fairness to both categories but it is unclear what consideration was given to the separate categories in assessing fairness. Accordingly, clarify the board's consideration of the factors with respect to each category of unaffiliated security holder. Finally, it is unclear how certain of the factors support the determination. Please expand to clarify.

         We have revised the disclosure as requested.

17. We note your statement that your board considered "current market price, historical market price and the purchase prices paid in prior purchases" to support its conclusion as to the fairness of the merger. Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for your fairness determination in accordance with Item 1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated security holders (i.e., how each factor was analyzed) is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, we note that you simply mention the current market price, historical market price and the purchase prices paid in prior purchases without describing any analysis or results of an analysis. We also note the lack of consideration of a net book value, a going concern value, and a liquidation value. If true, indicate why any factor was not-material to this transaction. If any of these factors were disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered. If any of these factors indicated a higher value than the $1.10 per share to be paid to the unaffiliated shareholders, your discussion should address that difference and include a statement as to the basis for the belief that the transaction is fair despite the difference in value. See Questions 20 and 21 in Exchange Act Release No. 17719 (April 13, 1981) for guidance in revising your disclosure. Quantify the factors to the extent practicable.

         We have revised the disclosure as requested.

18. We note that you are not seeking security holder approval of the reverse stock split and that you did not appoint an unaffiliated representative to act on behalf of unaffiliated security holders. Please explain how your board determined the procedural fairness of the reverse stock split despite the lack of these procedural protections.

         We have revised the disclosure as requested.






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19.      We note that the disclosure under the bullet points entitled
         "Determination of Reverse Split Ratio," "Liquidity for Remaining Unaffiliated Stockholders," and "Cashed Out Stockholders" describes reasons for the transaction. Please expand your disclosure to show how the board considered these factors to reach its fairness determination.

         We have revised the disclosure as requested.

Potential Conflicts of Interest, page 14

20. Please describe the adjustment to which the convertible preferred stock is subject as stated in the sixth bullet point in this section.

         We have revised the disclosure as requested.

21. Disclose the amount of consideration to be received by each director, executive officer and more than 5% security holder as a result of the reverse stock split.

         We have revised the disclosure as requested.

Impact on the Company, page 15

22. We note that you do not anticipate any significant corporate events in the near future. Please clarify the meaning of "significant corporate events." You may list the events appearing in Item 1006(c)(1)-(8) of Regulation M-A, if appropriate.

         We have revised the disclosure as requested.

Impact on Stockholders, page 15

23. Please expand this section to address the financial impact on security holders of no longer holding your stock. For example, you should discuss that security holders will no longer able to share in the increase in value of the stock or take advantage of any premium that may be offered by a third party in a future transaction.

         We have revised the disclosure as requested.

Federal Tax Consequences, page 17

24. We note that your disclosure sets forth "certain" of the material federal income tax consequences of the transaction offer. Please ensure that you discuss all such material consequences. Also, delete the reference to this discussion being for "general information only" on page 17. Security holders are entitled to rely upon the discussion.

         We have revised the disclosure as requested.







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Past Contact, Transactions, page 19

25. Refer to the last two paragraphs on page 19. Please explain why, apparently, you issued a note payable to Kinder Investments and Ms. Davidowitz, but you satisfied a portion of the note through the issuance of securities to D.H. Blair Investment Banking. Also, clarify the relationship between the note holders and Blair Investment Banking.

         The issuance of notes to Kinder Investment LP and Rosalind Davidowitz as well as the issuance of shares to D.H. Blair Investment Banking Corp. were related to three separate transactions. We sold notes to both Kinder Investment LP and Ms. Davidowitz in order to raise proceeds for working capital purposes. Shares were issued to D.H. Blair Investment Banking Corp., in lieu of cash payments due under previously issued notes that had matured in order to conserve working capital. Kinder Investment LP and Ms. Davidowitz are not directly related to D.H. Blair Investment Banking Corp. As disclosed in the footnotes to the table of beneficial ownership, Ms. Davidowitz's husband, J. Morton Davis, is a director and the sole shareholder of D.H. Blair Investment Banking Corp. and Dov Perlysky, a shareholder of the Company, is the sole member of the general partner of Kinder Investment LP.

Securities Ownership, page 20

26. We note the disclosure on page 19 that Jerry Finkelstein, The Finkelstein Foundation Inc., Shirley Finkelstein, Melvyn I. Weiss, Wilbur L. Ross, Jr., M&B Weiss Family Partnership, J. Morton Davis, D.H. Blair Investment Banking Corp., Rivkalex Corporation, Rosalind Davidowitz and James A. Finkelstein entered into a stockholders agreement in May 2001. Since the parties to that agreement agreed to act together in the manner described in Rule 13d-5(b), please revise the table in this section to include in each person's line-item the shares held of record by the other persons, which would appear to be beneficially owned by all parties to the agreement.

         The Stockholders' Agreement created two types of voting arrangements. Pursuant to the first arrangement J. Morton Davis, D.H. Blair Investment Banking Corp., Rivkalex Corporation and Rosalind Davidowitz (collectively, the "Davis Group") granted an irrevocable proxy to James
         A. Finkelstein allowing him to vote all of the shares owned by the Davis Group at the Company's annual meeting. Pursuant to this arrangement, Mr. Finkelstein acquired voting power over the shares owned by the Davis Group. The disclosures made in Schedule 14C reflects that Mr. Finkelstein beneficially owns the shares held by the Davis Group.

         The second voting arrangement neither provides for nor contemplates the granting of a proxy. The parties to the Stockholders' Agreement agreed that, as long as Mr. Finkelstein is employed by the Company, they will vote in favor of a slate of director







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         nominees proposed by the parties to the Stockholders' Agreement severally and/or jointly. Therefore, individual parties to the Stockholders' Agreement have not acquired either voting or dispositive power over any other parties' shares based solely on this arrangement, rather, each party agreed to approve a slate of director nominees.

Where you can find more information, page 24

27. Revise your disclosure- to reference the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

         We have revised the disclosure as requested.

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14C, the Schedule 13E-3 and this comment response letter, and all amendments and supplements thereto. The Company also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the revised Schedules, please feel free to call either myself (212-940-8555) or Evan
L. Greebel (212-940-6383) of Katten Muchin Rosenman LLP or E. Paul Leishman (212-689-2500, ext. 2506), Chief Financial Officer of the Company.

Your truly,

Katten Muchin Rosenman LLP

By:  /s/ Paul J. Pollock
     ----------------------
     A Partner